Halex Energy Corp.

United States Security and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C.  20549-4628

RE:          Halex Energy Corp.
Amendment No. 3 to Registration Statement on Form S-1
Filed November 12, 2013
File No. 333-185956

Att:         Mara L. Ransom
Assistant Director

Halex Energy Corp. (the “Company”) has received your comments dated November 21, 2013 regarding Amendment No. 3 to Registration Statement on Form S-1 filed on November 12, 2013.  The following document as prepared by the Company describes the general action(s) taken regarding each comment made by the Commission.  The following numbers herein are referenced to the comment number provided on the document sent by the Commission.

General

1.	We have updated the interim financial statements and notes, and any related financial information within the registration statement as required by Rule 8-08 of Regulation S-X.

Description of the Business, page 19

General, page 19

2.
We have filed a modification to the current K’Air Energy Distributor Agreement clarifying in Section 11 (“Term”) that the final day of the Initial Term is December 31, 2014.  We have updated the filing to comport with the modification.  Additionally, we have modified this section to include the updated final day of the Initial Term.

Terms of Distributor and License Agreements, page 22

Installation, Service & Support, page 22

3.
We have consulted with California Independent Service Operators (“CAISO”) who are the regulatory company for power generators tying into the State’s electrical grid.  They have informed us that if we pass UL Certification, we are eligible to tie into the grid under their Connectivity Program.  They have further informed us that assessment of applicable environmental statutes and regulations cannot be performed until they are provided with a fully-functioning unit.  CAISO will assign us a consultant to assist us in any related issues, including environmental.  During our initial consultation with CAISO, they informed us they were unaware of any unusual regulations our technology would be subject to.

UL Standards are used to assess products; test components, materials, systems and performance; and evaluate environmentally sustainable products, renewable energies, food and water products, recycling systems and other innovative technologies.

We are being overly cautious in providing all information regarding our company, although neither company nor CAISO are aware of any unusual requirements that CAISO would be unable to resolve.

Certain Relationships and Related Transactions, page 61

4.	We have updated our prior clarification to Note 3 as follows:

Al Foley is the only party subject to Item 404(a)(1).  As a result, pursuant to Item 404(a)(5), the largest aggregate amount of principal outstanding is for Al Foley, in the amount of $2,000. To date, no principal or interest has been paid.  All of our outstanding debt has a rate of interest payable at 5%.  As of November 30, 2013, the total amount payable to Al Foley consisting of principal plus outstanding interest is $2,048.22.

As explained in Note 2, we have disclosed all outstanding notes because we consider all note holders to have significant influence over corporate management. The total amount of principal outstanding during the period for which this disclosure is provided is $161,112.50.  To date, no principal or interest has been paid.  All of our outstanding debt has a rate of interest payable at 5%.  As of date of this filing, the total aggregate amount of all outstanding principal for whom we consider to have significant influence over corporate management, including parties that may not be subject to disclosure under Item 404(a)(1) is $161,112.50.  The total amount payable to these parties consisting of principal plus outstanding interest is $173,195.98.

Exhibit 16.1

5.	Our predecessor auditor has removed reference to Item 4.01.

Thank you

/s/ Jeff Lamberson

Jeff Lamberson,
President,
Halex Energy Corp.
916-293-6337
Info@halexenergy.com
December 20, 2013